SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                               November 9, 2005
                       Commission File Number: 000-30735

                            Rediff.com India Limited
                (Translation of registrant's name into English)

         1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                          Mahim (West), Mumbai 400 016
                    (Address of principal executive office)

                          ---------------------------


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)


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         This Current Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-122536) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


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         On November 9, 2005, Rediff.com India Limited ("Rediff") entered into an underwriting agreement (the "Underwriting Agreement") with Deutsche Bank Securities Inc. The Underwriting Agreement provides for the sale of 3,026,480 America Depositary Shares ("ADSs"), of Rediff to Deutsche Bank Securities Inc. at $ 14.91 per share, with each ADS representing one-half of one of Rediff's equity shares, par value of Rs. 5 per share. The ADSs are being offered and sold under a prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(2) of the Securities Act of 1933, as amended, in connection with a shelf takedown from Rediff's effective registration statements on Form F-3 (Registration No. 333-122536 and Registration Statement No. 333-129581).

         This Current Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    November 9, 2005                 Rediff.com India Limited
                                            (Registrant)


                                            By:   /s/ Joy Basu
                                               ---------------------------
                                            Name: Joy Basu
                                            Title: Chief Financial Officer

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EXHIBIT NO.          DESCRIPTION

1.1 Underwriting Agreement, dated November 9, 2005 between Rediff.com India Limited and Deutsche Bank Securities Inc.

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